# FORM 6-K

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## Report of Foreign Private Issuer



**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

P.E.
July 16 2002

**TM GROUP HOLDINGS PLC**

(*Registrant's name*)

TM House
Ashwells Road, Brentwood,
Essex, CM15 9ST
England
(*Address of principal executive offices*)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X...... Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......... No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Special Note to Filing Desk**

**As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, TM Group Holdings PLC is not required to file reports electronically via EDGAR.**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16 2002

TM GROUP HOLDINGS PLC

By: ______________________.

Russell Cox
Chief Finance Director

## Exhibit Index

The following document is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

| Exhibit | Description | Sequential Page No. |
| --- | --- | --- |
| 1. | Notice placed in the Luxemburger Wort on July 16, 2002 re: Open-market Purchases of the Company's own 11% Senior Notes and 12¼% Senior Subordinated Notes ................ | 4 |

DOREMUS 122mm x 105mm BTL 14 I 36575a 11.7.2002 Second Proof
L.W.

July 16, 2002

**NOTICE TO THE HOLDERS OF**

# TM Group Holdings PLC

## US$175,000,000

### 11% Senior Notes due 2008

## £55,000,000

### 12.25% Senior Subordinated Notes due 2008

TM Group Holdings PLC (the "Company") announces that it has completed a series of open-market purchases of a portion of its outstanding US$175,000,000 11% Senior Notes due 2008 (the "Senior Notes") and of its £55,000,000 12.25% Senior Subordinated Notes due 2008 (the "Senior Subordinated Notes" and together with the Senior Notes, the "Notes"). The last such purchase was made on July 9, 2002.

As of July 9, 2002, US$29,680,000 in aggregate principal amount of Senior Notes and £1,700,000 in aggregate principal amount of Senior Subordinated Notes (together, the "Repurchased Notes") had been purchased by the Company in this series of open-market transactions. All Repurchased Notes are now being cancelled and accordingly may not be held, reissued or resold. As a result of the Company's purchases, the outstanding aggregate principal amount of the Senior Notes is US$145,297,000 and the outstanding aggregate principal amount of the Senior Subordinated Notes is £53,300,000.

The Notes have been accepted for clearance through the facilities of Euroclear and Clearstream, Luxembourg. The Senior Notes have been assigned the following CUSIP numbers: 87258JAB0, G88963AA4 and 87258JAA2; the following ISIN numbers: US87258JAB08, USG88963AA42 and US87258JAA25 and the following Common Codes: 8718067 and 8718032. The Senior Subordinated Notes have been assigned the following ISIN numbers: XS0087180914, XS0087180831 and XS0092524288 and the following Common Codes: 8718091, 8718083 and 9252428.

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**TM Group Holdings PLC** **Deutsche Bank Luxembourg S.A.**
*Luxembourg Listing Agent*